As filed with the U.S. Securities and Exchange Commission on January 31, 2011
Registration No. 333-169176

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO.1 TO
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts

SouFun Holdings Limited
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer’s name into English)
The Cayman Islands
(Jurisdiction of incorporation or organization of issuer)
JPMORGAN CHASE BANK, N.A. — ADR DEPOSITARY
(Exact name of depositary as specified in its charter)
One Chase Manhattan Plaza, 58th Floor, New York, NY 10005
Telephone (212) 552-6650
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, 4th Floor
New York, New York 10017
(212) 750-6474
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:

JPMorgan Chase Bank, N.A. One Chase Manhattan Plaza, 58th Floor New York, New York 10005 Telephone (212) 552-6650	Scott R. Saks, Esq. Paul, Hastings, Janofsky & Walker LLP 75 E. 55th Street New York, New York 10022 Telephone (212) 318-6311
It is proposed that this filing become effective under Rule 466
☑ immediately upon filing
☐ on (Date) at (Time)
If a separate registration statement has been filed to register the deposited shares, check the following box. ☑
CALCULATION OF REGISTRATION FEE

		Proposed maximum	Proposed maximum
Title of each class of	Amount	aggregate price per	aggregate offering	Amount of
Securities to be registered	to be registered	unit	price	registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one Class A ordinary share of SouFun Holdings Limited	N/A	N/A	N/A	N/A

PART I
INFORMATION REQUIRED IN PROSPECTUS
     The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to Amendment No.1 to the Deposit Agreement filed as Exhibit (a)(2) to this Post-Effective Amendment No. 1 to the Registration Statement on Form F-6, which is incorporated herein by reference.
CROSS REFERENCE SHEET
Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Location in Form of American Depositary
Item Number and Caption			Receipt Filed Herewith as Prospectus
(1)	Name and address of Depositary		Introductory paragraph and bottom of face of American Depositary Receipt
(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top center
Terms of Deposit:
	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner
	(ii)	Procedure for voting, if any, the deposited securities	Paragraph (12)
	(iii)	Collection and distribution of dividends	Paragraphs (4), (5), (7) and (10)
	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs (3), (8) and (12)
	(v)	Sale or exercise of rights	Paragraphs (4), (5) and (10)
	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs (4), (5), (10) and (13)
	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs (16) and (17)
	(viii)	Rights of holders of ADRs to inspect the transfer books of the Depositary and the list of Holders of ADRs	Paragraph (3)
	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs (1), (2), (4), and (5)
	(x)	Limitation upon the liability of the Depositary	Paragraph (14)
(3)	Fees and Charges		Paragraph (7)

Item 2. AVAILABLE INFORMATION

Location in Form of American Depositary
Item Number and Caption		Receipt Filed Herewith as Prospectus
(b)	Statement that SouFun Holdings Limited is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and, accordingly files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.	Paragraph (8)

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 3. EXHIBITS
(a)(1)	Deposit Agreement. Deposit Agreement, dated as of September 22, 2010, among SouFun Holdings Limited, JPMorgan Chase Bank, N.A., as depositary (the “Depositary”), and all holders from time to time of ADRs issued thereunder (the “Deposit Agreement”). Previously filed.

(a)(2)	Form of Amendment No. 1 to Deposit Agreement. Form of Amendment No. 1 to Deposit Agreement among SouFun Holdings Limited, the Depositary, and all holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt. Filed herewith as Exhibit (a)(2).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not Applicable.

(d)	Opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Filed herewith as Exhibit (e).

(f)	Power of Attorney for certain officers and directors of the Company. Not Applicable.
Item 4. UNDERTAKINGS
(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE
     Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A. on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on January 31, 2011.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/ Gregory A. Levendis
Name:	Gregory A. Levendis
Title:	Vice President

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, SouFun Holdings Limited certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized in Beijing, China, on January 31, 2011.

SOUFUN	HOLDINGS LIMITED

By: Name:	/s/ Tianquan Vincent Mo Tianquan Vincent Mo
Title:	Executive Chairman
     Under the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on January 31, 2011, in the capacities indicated.
SIGNATURES

Signature	Title

/s/ Tianquan Vincent Mo Tianquan Vincent Mo	Executive Chairman

/s/ Jiangong Richard Dai Jiangong Richard Dai	President and Chief Executive Officer

Xuesong Leng	Director

/s/ Thomas Nicholas Hall Thomas Nicholas Hall	Director

/s/ Quan Zhou Quan Zhou	Director

/s/ Shan Li Shan Li	Independent Director

/s/ Qian Zhao Qian Zhao	Independent Director

Hanhun Sun	Independent Director

/s/ Lanying Guan Lanying Guan	Chief Financial Officer

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT
     Under the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of SouFun Holdings Limited has signed this Registration Statement in New York, New York, on January 31, 2011.

Law Debenture Corporate Services Inc.

By:	/s/ Kate Ledyard
Name:	Kate Ledyard
Title:	Manager

INDEX TO EXHIBITS

Exhibit	Sequentially
Number	Numbered Page

(a)(2)	Form of Amendment No. 1 to Deposit Agreement.

(d)	Opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Depositary, as to the legality of the securities to be registered.

(e)	Rule 466 Certification